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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
EPIQ SYSTEMS, INC.
(In Thousands, except for Ratio)

	Year Ended December 31,
	2007	2006	2005
Earnings (Loss)
income (loss)	$6,929	$35,131	$(3,842)
tax expense (benefit)	4,066	22,834	(2,400)

pre-tax earnings (loss)	10,995	57,965	(6,242)
Plus
fixed charges	13,882	15,349	7,676
amortization of capitalized interest	—	—	—
distributed income—equity investees	—	—	—
share of pre-tax losses of equity investees	—	—	—
Less
capitalized interest	—	—	—
preference dividends of consolidated subs	—	—	—
minority interest in subs pre-tax income	—	—	—

Total Earnings	24,877	73,314	1,434

Fixed Charges
Interest expensed	10,980	12,023	5,662
Interest capitalized	—	—	—
amortized deferred loan charges	993	1,445	1,147
estimated interest expense in leases	1,909	1,881	867
preference dividends of consolidated subs	—	—	—

Total Fixed Charges	13,882	15,349	7,676

Ratio of earnings to fixed charges	1.8	4.8	0.2

        For the year ended December 31, 2005, our earnings to fixed charges ratio was less than one to one coverage. The amount of such deficiency was $6,242.

        Interest included in fixed charges includes only interest on third party indebtedness and, accordingly, we have excluded accrued interest expense related to uncertain tax positions.

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  Exhibit 12.1